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                                               Filed by D&E Communications, Inc.
               Pursuant to Rule 425 under the Securities Act of 1933, as amended
                                    Subject Company: Conestoga Enterprises, Inc.
                                                    Commission File No.: 0-24064


E-mail communication to D&E Communications, Inc. Employees, Dated
January 8, 2002

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Subject: Message from Garth Sprecher regarding Conestoga

Please share this e-mail with employees who do not receive e-mail. Thank you.

Sherry K. Youndt
Staff Assistant
D&E Communications, Inc.
syoundt@decommunications.com
(717) 738-8129   Fax (717) 733-7461

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                                                                      [D&E LOGO]

Q&A

BELOW IS A COMPILATION OF QUESTIONS THAT AROSE DURING THE DECEMBER 19, 2001 EMPLOYEE MEETINGS ABOUT THE ACQUISITION OF CONESTOGA ENTERPRISES, INC. IF YOU HAVE ADDITIONAL QUESTIONS, PLEASE FORWARD THEM TO CORPORATE COMMUNICATIONS, 738-8788 OR STRAPNELL@DECOMMUNICATIONS.COM.

WHEN WILL THE MERGER WITH CONESTOGA BE COMPLETED?

We expect that the merger will close in the second quarter of 2002, although it could close as early as March 2002. The deal requires the approval of the shareholders of both companies, the Securities and Exchange Commission, the Federal Communications Commission, the Pennsylvania Public Utility Commission, federal anti-trust approval and other state approvals.

COULD OTHER COMPANIES MAKE A BID FOR CONESTOGA (LIKE LYNCH DID)?

Yes, until the time our merger with Conestoga becomes effective.

WHY DID CONESTOGA ENTERPRISES DECIDE TO SELL THE COMPANY?

As Conestoga's board of directors has stated, recognizing the competitive and economic challenges facing Conestoga and after considering various alternatives, Conestoga's board of directors determined that a sale of Conestoga was in the best interests of Conestoga and its shareholders.

WHAT SERVICES DOES CONESTOGA OFFER IN EACH OF ITS GEOGRAPHIC AREAS?

Conestoga's primary operations include two ILECs: Conestoga Telephone Company in eastern Berks County and Buffalo Valley Telephone Company, based in Lewisburg in Union County. Conestoga also offers CLEC, long distance and Internet services in a broad area of central and eastern Pennsylvania. Conestoga has a telephone systems business in Valley Forge and cable TV operations in State College.

HOW MANY EMPLOYEES DOES CONESTOGA HAVE?

Conestoga has approximately 385 employees.
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WILL THE COMBINED COMPANY USE THE NAME D&E COMMUNICATIONS?

Conestoga will become a wholly-owned subsidiary of D&E Communications and Conestoga's operating subsidiaries, including Conestoga Telephone Company and Buffalo Valley Telephone Company, will continue to transact business under their current names.

DOES D&E PLAN TO CLOSE OR SELL ANY CONESTOGA OPERATIONS?

At this point, D&E plans to divest the Conestoga wireless operations after the consummation of the merger with Conestoga.

HOW WILL THE DIVESTITURE OF THE WIRELESS OPERATIONS (BOTH PCS ONE AND CONESTOGA WIRELESS) AFFECT D&E'S ABILITY TO OFFER A FULL SPECTRUM OF COMMUNICATION SERVICES?

D&E's agreement to sell PCS ONE to VoiceStream allows D&E to sell wireless services on an agency basis. In other words, D&E would not provide the service itself, but would resell the service from another provider, such as VoiceStream.

WHAT ROLE WILL CONESTOGA MANAGEMENT PLAY IN THE COMBINED COMPANY?

Those details have not yet been determined. We expect that Conestoga's management will play a significant role in managing the combined business going forward. The role of Conestoga's management in the combined company will be worked out with the help of a transition team.

WHEN WILL A TRANSITION TEAM BE IN PLACE?

We hope to name a transition team in the near future.

WILL EMPLOYEES BE MOVED BETWEEN D&E AND CONESTOGA LOCATIONS?

No decision has been made with regard to the work locations of D&E and Conestoga employees. We do not presently anticipate that a significant number of employees will be asked to relocate.

WILL DEPARTMENTS BE CONSOLIDATED?

No decision has been made with regard to consolidation. We do not anticipate that there will be significant consolidation of departments.

WILL JOBS BE CUT IN CONNECTION WITH THE MERGER?

It is too soon to determine whether jobs will be eliminated in connection with the merger. We do not anticipate significant job cuts.
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IS IT TRUE THAT SOME DEPARTMENTS THAT D&E OPERATES IN-HOUSE ARE OUTSOURCED AT
CONESTOGA?

Unlike D&E, much of Conestoga's information technology and billing and collections services are outsourced. No decision has been made with regard to the continuation of Conestoga's outsourcing arrangements.

HOW WILL THE COMBINED COMPANY DEAL WITH CONESTOGA'S UNION EMPLOYEES?

96 employees of the Conestoga Telephone and Telegraph division of Conestoga Enterprises are represented by a union. Other divisions of Conestoga, including Buffalo Valley Telephone, are not unionized. Because Conestoga's union agreement is designed to survive a merger transaction, D&E is legally required to recognize the union. Conestoga's human resources personnel will continue to interact with that union after the merger is completed.

HOW DO CONESTOGA WAGES AND BENEFITS COMPARE TO THOSE OFFERED BY D&E?

The transition team that will coordinate the integration of the two companies will review any differences between the compensation packages offered by D&E and Conestoga.

WHAT IMPACT WILL D&E'S TRANSACTION WITH CONESTOGA HAVE ON THE WAY 2001 EBITDA INCENTIVE BONUSES ARE CALCULATED?

Costs incurred as part of the Conestoga acquisition have been removed from the calculation of 2001 EBITDA incentive bonuses. Therefore, this transaction will not have an impact on whether or not 2001 EBITDA goals are met to qualify D&E employees for bonuses.

IS IT TRUE THAT THIS ACQUISITION WILL REDUCE THE AMOUNT OF VOTING CONTROL THAT THE D&E VOTING TRUST AND D&E DIRECTORS AND OFFICERS HAVE OVER THE COMBINED COMPANY?

This acquisition could involve doubling the amount of D&E common stock that is currently outstanding. This would mean that the D&E Voting Trust and D&E's directors and officers, who now control approximately 40% of D&E's voting shares, may control approximately 20% of the combined company.

WHEN DOES D&E EXPECT ITS RURAL EXEMPTION TO END, ALLOWING COMPETITION IN ITS FRANCHISED ILEC TELEPHONE TERRITORY?

July 2002. However, this exemption could be extended by the Pennsylvania Public Utility Commission.
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D&E and Conestoga anticipate filing a Joint Proxy Statement/Prospectus with the
Securities and Exchange Commission shortly. Investors and security holders would be able to obtain a free copy of such document when it becomes available at the Commission's web site at www.sec.gov. The documents filed with the Commission by D&E and Conestoga may also be obtained for free from D&E by directing a request to D&E, 124 East Main Street, Ephrata, Pennsylvania 17522, Attn: Investor Relations. Certain of these documents may also be accessed on D&E's website at www.decommunications.com when they become available. THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS SHOULD BE READ CAREFULLY BEFORE MAKING A DECISION CONCERNING THE MERGER. IN SUCH EVENT, INVESTORS AND SECURITY HOLDERS ARE URGED TO READ D&E'S REGISTRATION STATEMENT ON FORM S-4 AND THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS RELATING TO THE MERGER TRANSACTION DESCRIBED ABOVE, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

January 8, 2002